SEC FILE NUMBER: 001-36598

CUSIP NUMBER: 15117F203

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q

	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  March 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________________________________________________________________________

PART I – REGISTRANT INFORMATION

CELLECTAR BIOSCIENCES, INC.

Full name of Registrant

Not Applicable

Former Name if Applicable

3301 Agriculture Drive
Address of Principal Executive Office (Street and Number)

Madison, WI 53716

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As reported by Cellectar Biosciences, Inc. (the “Company”) in its Current Report on Form 8-K filed with the SEC on May 18, 2015 (the “Form 8-K”), on May 14, 2015, the Audit Committee of the Board of Directors of Cellectar Biosciences, Inc. (the “Company”), after considering the recommendations of management, concluded that the Company’s financial statements and other financial data for 2014 and for the three and nine months ended September 30, 2014 (collectively, the “Non-Reliance Periods”), as reported in the Company’s Annual Report on Form 10-K filed on March 24, 2015 and Quarterly Report on Form 10-Q filed on November 12, 2014, should not be relied upon because of errors identified therein.

While the Company is continuing to perform a detailed review of its previously reported financial information, the Company currently anticipates that, when all of the necessary adjustments are aggregated, the net cumulative effect on each of its financial statements for the Non-Reliance Periods will be material, and that it will file any necessary restated financial statements covering these periods as soon as possible.

Based on its review to date, the Company anticipates that the restatements will relate to the accounting for stock purchase warrants issued by the Company in August 2014.

The Company has not yet completed their final determination and review of these items, and therefore the information set forth above is preliminary and subject to change. There can be no assurance that additional errors will not be identified.

The Company is working diligently to complete its Quarterly Report on Form 10-Q for the three months ended March 31, 2015 as soon as possible; however, given the scope of the process for the restatement of its financial results for the Non-Reliance Periods, the Company is unable to complete and file the Form 10-Q by the required due date of May 15, 2015 without unreasonable effort and expense. The Company intends to file the Form 10-Q within the five-day extension period.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Chad J. Kolean	(608)	327-8134
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its consolidated statement of operations for the three months ended March 31, 2015 to be included in the Form 10-Q will reflect a decrease of approximately $0.2 million to the Company’s loss from operations, as compared to the comparable period in 2014, primarily as a result of modestly decreased research and development and general and administrative costs during 2015, as compared to 2014. The Company further anticipates that its consolidated statement of operations for the three months ended March 31, 2015 to be included in the Form 10-Q will reflect a decrease of approximately $0.6 million to the Company’s net loss, as compared to the comparable period in 2014, primarily as a result of the reduced expenses described above and the non-operating impact of changes of the valuation of derivative warrants, including the August 2014 warrants, during the three months ended March 31, 2015, as compared to the same period during 2014.

Cellectar Biosciences, Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2015	By:	/s/ Chad J. Kolean
Chad J. Kolean
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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